UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2014
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 29, 2014, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2014. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 30, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 29, 2014

Exhibit 99.1

QIAGEN reports second quarter and first half 2014 results
and announces launch of new $100 million share repurchase program

•	Achieved Q2 2014 targets: Adjusted net sales of $331.2 million (+4% CER); adjusted operating income of $81.2 million and 25% operating margin; adjusted EPS of $0.26 CER

◦	H1 2014 adjusted net sales rise approximately 8% CER excluding U.S. HPV tests, in line with full-year 2014 goal; H1 2014 free cash flow rises 28% to $77 million

•	Five growth drivers providing momentum to accelerate innovation and growth:

◦	QIAsymphony: Moving ahead toward 250 new placements of breakthrough modular automation system; FDA approval of diagnostic for human cytomegalovirus (CMV)

◦	Personalized Healthcare: FDA approval of KRAS test as QIAGEN’s third U.S.-approved companion diagnostic; new pharma partnerships with Astra Zeneca and Eli Lilly

◦	QuantiFERON-TB: Clinical data for gold standard latent TB test support strong growth

◦

◦	Bioinformatics: New content with BIOBASE for growing data analysis and interpretation capabilities; creating synergies with NGS consumables portfolio

◦	NGS: Launch of 14 new gene panels targeting a broad range of cancer-related genes for industry-leading performance with any NGS sequencer or biological sample type

•	Third $100 million share repurchase program being launched

•	QIAGEN reaffirms expectations to deliver higher adjusted net sales and earnings in 2014

Venlo, The Netherlands, July 29, 2014 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter and first half of 2014, delivering sales growth in all regions along with improved profitability.

“QIAGEN achieved solid increases in adjusted net sales and earnings in the second quarter of 2014 while moving ahead to accelerate innovation and growth. We are reaffirming full-year expectations set after having delivered on our targets for the first half of 2014,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Our five growth drivers are proving a broad base for strong long-term momentum and generating double-digit growth in the first half of 2014. We are expanding the clinically validated and regulated test menu for the QIAsymphony automation workflow, and moving toward 250 new placements in 2014. Personalized Healthcare sales rose on assay sales and new co-development deals, while our QuantiFERON-TB test for latent tuberculosis continues on a growth pace above 20%. In bioinformatics, we added important content to our genomic analysis and interpretation solutions with BIOBASE, the gold standard for hereditary disease analysis. We are also rolling out new universal products for next-generation sequencing, including new gene panels offering the broadest coverage of clinically relevant genes for research in cancer. In addition, our third $100 million share repurchase program is being initiated. We are reaffirming our goals for higher adjusted sales and earnings in 2014."

Second quarter 2014 results

	Q2 2014	Q2 2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	331.2	316.4	5%	4%
Operating income, adjusted	81.2	73.5	10%
Net income, adjusted	60.9	56.1	9%
Diluted EPS, adjusted	$0.25	$0.24
Diluted EPS CER, adjusted	$0.26	$0.24

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and BIOBASE (acquired April 3, 2014). Adjusted results for 2013 have also been restated with QIAGEN’s policy as of January 2014 to no longer adjust for restructuring costs and share-based compensation.

Adjusted net sales grew 4% at constant exchange rates (CER) in the second quarter of 2014 compared to the same period in 2013, supported by higher sales of consumables and other revenues (+5% CER, 88% of sales) more than offsetting weaker instruments (-5% CER, 12% of sales). About two-thirds of total CER growth came from the bioinformatics acquisitions of Ingenuity (as of April 29, 2013), CLC bio (as of August 22, 2013) and BIOBASE (as of April 3, 2014), and about one-third from the rest of the business. Currency movements had a positive impact of approximately one percentage point to adjusted net sales growth. Excluding sales of U.S. HPV test products in both periods, adjusted net sales were up 7% CER in the second quarter 2014.
Operating income in the second quarter of 2014 was $47.7 million compared to a loss of $34.2 million in the same period of 2013, which included one-time charges for completion of productivity initiatives. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, was up 10% to $81.2 million in the quarter from $73.5 million, as the adjusted operating income margin rose to 25% of adjusted net sales from 23% in the same period of 2013. Net income attributable to owners of QIAGEN N.V. was $32.8 million, or $0.14 per diluted share (based on 240.6 million diluted shares) in the second quarter of 2014 compared to a loss of $51.8 million, or $0.22 per share (based on 234.1 million basic shares) in the year-ago period. Results for the second quarter of 2014 included approximately $0.02 of dilution related to the convertible bond transactions completed in March 2014. Adjusted net income rose 9% to $60.9 million, or $0.25 per share ($0.26 CER per share), from $56.1 million, or $0.24 per share.
“QIAGEN delivered growth in line with our goals for the first half of 2014, using our healthy financial position to support the business expansion and robust performance of our five growth drivers,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are moving ahead with the goal of achieving our mid-term targets to accelerate sales growth, further improving our profitability and creating significant value. As part of our commitment to disciplined capital allocation, we are starting our third $100 million share repurchase program after completion of the second $100 million program during the second quarter.”

First half 2014 results

	H1 2014	H1 2013	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	648.6	620.0	5%	4%
Operating income, adjusted	156.0	143.3	9%
Net income, adjusted	114.7	104.2	10%
Diluted EPS, adjusted	$0.47	$0.43
Diluted EPS CER, adjusted	$0.48	$0.43

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from Ingenuity (acquired April 29, 2013), CLC bio (acquired August 22, 2013) and BIOBASE (acquired April 3, 2014). Adjusted results for 2013 have also been restated with QIAGEN’s policy as of January 2014 to no longer adjust for restructuring costs and share-based compensation.

Adjusted net sales rose 4% at constant exchange rates (CER) in the first half of 2014 compared to the same period in 2013, as higher sales of consumables and other revenues (+5% CER, 89% of sales) more than compensated for weaker instruments (-1% CER, 11% of sales). Total CER growth included about two percentage points from the bioinformatics acquisitions of Ingenuity (as of April 29, 2013), CLC bio (as of August 22, 2013) and BIOBASE (as of April 3, 2014), and about two percentage points from the rest of the business. Currency movements had a positive impact of approximately one percentage point to adjusted net sales growth. Excluding sales of U.S. HPV test products in both periods, adjusted net sales were up 8% CER in the first half of 2014.
Operating income in the first half of 2014 was $90.0 million compared to a loss of $5.1 million in the first half of 2013. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and amortization of intangible assets acquired in business combinations, rose 9% to $156.0 million from $143.3 million, as the adjusted operating income margin rose to 24% of sales from 23% in the same period of 2013. Net income attributable to owners of QIAGEN N.V. was $56.1 million, or $0.23 per diluted share (based on 241.8 million diluted shares) in the first half of 2014 compared to a loss of $31.8 million, or $0.14 per share (based on 233.7 million basic shares) in the year-ago period. Results for the first half of 2014 included approximately $0.06 of dilution related to the convertible bond transactions completed in March 2014. Adjusted net income rose 10% to $114.7 million, or $0.47 per share ($0.48 CER per share), from $104.2 million, or $0.43 per share.
At June 30, 2014, cash and cash equivalents rose to $418.9 million from $330.3 million at December 31, 2013, mainly due to proceeds from convertible notes transactions in the first half of 2014. Net cash provided by operating activities in the first half of 2014 was $119.2 million compared to $93.8 million in the same period of 2013, with free cash flow of $ 76.7 million in the 2014 period compared to $60.1 million a year ago. Net cash used in investing activities was $278.8 million, up from $138.0 million a year ago. Net cash generated from financing activities was $245.5 million in the first half of 2014 compared to cash used in financing activities of $44.9 million in the same period of 2013.

Business review
Geographic regions
In the second quarter of 2014, adjusted net sales rose in all regions, led by the Europe / Middle East / Africa region (+7% CER / 34% of sales) with the strongest performances in the Nordic region, Turkey and the Middle East. The Americas (+1% CER / 47% of sales) overcame weaker U.S. HPV sales on growth in Brazil and largely unchanged results in the U.S. The Asia-Pacific / Japan region (+3% CER / 18% of sales) saw improved sales in China and Japan, but weaker results in Australia. The top seven emerging markets (+11% CER / 14% of sales) were led by Brazil, South Korea, Turkey and China delivering growth against weaker results in Russia.
Product categories
Consumables and related revenues (Q2 2014: +5% CER, 88% of sales) were led by Molecular Diagnostics and supported by growth in Applied Testing and Pharma. Contributions from the bioinformatics portfolio acquired during 2013 and 2014 supported results in all customer classes. In the first half of 2014, consumables and related revenues rose 5% CER and provided 89% of sales.
Instruments (Q2 2014: -5% CER, 12% of sales) rose at single-digit CER rates in Molecular Diagnostics and Applied Testing, but experienced declines in Academia and Pharma amid funding issues. In the first half of 2014, instrument sales declined 1% CER and provided 11% of sales.
Customer classes
An overview of performance in QIAGEN’s four customer classes (based on adjusted net sales):
Molecular Diagnostics (Q2 2014: +8% CER, 51% of sales) generated higher sales of consumables and instruments, overcoming the expected decline in U.S. HPV test product sales (-31%, 6% of sales). The rest of the portfolio, led by the five growth drivers, grew 18% CER. The QuantiFERON-TB latent tuberculosis test continued growing more than 20% CER and provided approximately 8% of total sales. Profiling consumables were up 20% CER, fueled by the growing installed base of QIAsymphony automation platforms, the broad menu in Europe and the expanding menu in the U.S. Personalized Healthcare growth was led by double-digit CER sales growth of companion diagnostic assays and revenues from co-development projects. Sales of HPV testing products outside the U.S. were higher in the quarter, expanding at a high-single-digit CER rate on improved results in China and Latin America. In the first half of 2014, Molecular Diagnostics sales rose 5% CER and provided 50% of sales.
Applied Testing (Q2 2014: +2% CER, 8% of sales) delivered single-digit CER growth in instrument sales as well as consumables, with the bioinformatics acquisitions contributing to growth. In the first half of 2014, Applied Testing sales rose 7% CER and provided 8% of sales.
Pharma (Q2 2014: +0% CER, 19% of sales) experienced a modest increase in consumables supported by the new bioinformatics franchise, but a double-digit CER decline in instrument sales. In the first half of 2014, Pharma sales rose 4% CER and provided 19% of sales.

Academia (Q2 2014: -4% CER, 22% of sales) faced a double-digit CER decline in instrument sales, a reflection of the ongoing difficult funding environment, and a modest single-digit CER decline in consumables. QIAGEN continues to expect funding levels to improve in the second half of 2014 but to remain below absolute levels seen in previous years. In the first half of 2014, Academia sales rose 2% CER and provided 23% of sales.
Accelerating pace of innovation and growth in 2014
QIAGEN aims to continue accelerating the pace of innovation and growth in 2014 by executing on targeted initiatives to expand our leadership in addressing the rapidly evolving needs of customers to transform biological samples into valuable molecular insights. Our focus is on five growth drivers: (1) driving adoption of the QIAsymphony automation platform and expanding the test menu, (2) extending leadership in Personalized Healthcare with innovative companion diagnostics to guide treatment decisions, (3) establishing the QuantiFERON-TB test as the modern gold standard for latent tuberculosis control, (4) expanding the use of bioinformatics in molecular applications to analyze and interpret complex biological data; and (5) creating a leading portfolio of universal NGS solutions and complete workflows to drive adoption in clinical research and diagnostics.
Among recent developments:
QIAsymphony delivering rapid growth in placements as content menu expands

•	After surpassing 1,000 cumulative placements in 2013, QIAGEN is moving ahead on its goal for 250 new placements during 2014.

•
The artus CMV RGQ MDx Kit for human cytomegalovirus (CMV) received FDA approval in June 2014. This test is the only FDA-approved PCR-based assay optimized for low- to mid-throughput testing of CMV, a life-threatening infection common in organ transplant patients. The artus CMV test runs on the Rotor-Gene Q MDx real-time PCR platform, a member of the QIAsymphony family of automated instruments. QIAGEN is advancing several other development projects toward U.S. and European regulatory submissions in the areas such as healthcare-acquired infections, women’s health, transplantation and blood-borne viruses.

Personalized Healthcare leadership further gaining momentum

•
The therascreen KRAS RGQ PCR Kit received FDA approval in June to guide the treatment of metastatic colorectal cancer patients with Amgen’s Vectibix® (panitumumab) - the third U.S. approval of a QIAGEN companion diagnostic paired with a novel drug. QIAGEN’s growing menu of clinically validated companion diagnostics is driving personalized healthcare, where genomic insights are used to guide individual treatment decisions.

•
A new agreement was announced in July with AstraZeneca PLC that aims to create a new companion diagnostic using “liquid biopsy” samples of blood plasma, rather than invasive surgical collection of tissue samples, to guide the treatment of non-small cell lung cancer (NSCLC) patients with IRESSA,

AstraZeneca’s targeted therapy for NSCLC. The proposed test will analyze plasma to assess EGFR mutation status in NSCLC patients when tumor tissue is not available.

•
A new collaboration with Eli Lilly and Company was announced in the second quarter of 2014 to co-develop molecular assay panels for simultaneous analysis of DNA and RNA biomarkers, targeting multiple cellular pathways involved in common cancer types. The expanded relationship with Eli Lilly is our first Pharma collaboration which includes assays for QIAGEN’s unique multi-modal, multi-analyte Modaplex analysis platform acquired with PrimeraDx that can process multiple sample types and biomarkers in a single test

•

•
QIAGEN’s pipeline of novel tests for blood cancers was expanded with exclusive licenses reached for the biomarkers calreticulin (CALR) and SF3B1. QIAGEN is the global market leader in molecular diagnostics for leukemia and related blood disorders, and the addition of these and other new biomarkers in 2014 expands the current portfolio of tests.

QuantiFERON-TB expanding rapidly around the world

•
QuantiFERON-TB, the market-leading diagnostic for latent tuberculosis infection, delivered strong in sales through the first half of the year, driven by ongoing conversion of latent TB screening for high-risk patients. The launch in China, where an estimated 550 million people are infected, began in late March and is progressing well.

•
QIAGEN welcomed the announcement in June 2014 by the U.S. Preventive Services Task Force (USPSTF), an independent expert panel appointed by the U.S. government, of its decision to announce a plan to begin researching potential guidelines for screening of latent TB infections in the U.S. as part of efforts to combat TB infections as a public health issue.

Bioinformatics tools driving the advancement of NGS technologies

•
QIAGEN further expanded its industry-leading portfolio of bioinformatics solutions during the second quarter of 2014 with the addition of content from BIOBASE, a provider of expertly curated biological databases, software and services. The new content includes gold standard data in the fields of inherited diseases and pharmacogenomics. QIAGEN has begun integrating the BIOBASE content into interpretation solutions in the Ingenuity Knowledge Base, adding value for customers who need to interpret the massive amounts of complex data being generated by next-generation sequencing. In July, QIAGEN and BGI Tech Solutions Co. also announced a distribution and service relationship for China, Taiwan, Hong Kong and Macao involving the BIOBASE Human Gene Mutation Database (HGMD®), which is being integrated into the Ingenuity Knowledge Base.

Innovative NGS workflows and universal solutions helping to address clinical needs

•
QIAGEN recently launched 14 new GeneRead DNAseq V2 gene panels targeting a broad range of cancer-related genes and gene regions. These assays are universal, meaning they can be run on any NGS platform to enrich genes of interest, and are integrated with QIAGEN’s industry-leading bioinformatics solutions. Among the panels are “focused” assays that target 8-25 genes as well as “disease-specific” panels for 40-50 genes and “comprehensive” panels for as many as 160 genes.

The panels are customizable to include other genes or gene regions of interest, and offer industry-leading specifications such as for uniformity, coverage and low sample input - and provide sample-to-library processing which is several times faster than competing panels.

•
Development of the sample-to-insight workflow incorporating the GeneReader benchtop NGS sequencer is progressing, with commercialization expected in the second half of 2015. Teams have been addressing system integration issues, as well as assessing and implementing benefits of new chemistries and bioinformatics.

Launch of third $100 million share repurchase program

QIAGEN announced today the launch of its third $100 million share repurchase program after completing its second $100 million program in June 2014. In the second repurchase program, approximately 4.5 million shares were repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of €16.37, which represents approximately €73 million (approximately $100 million). Details of the third repurchase program will be made public in line with Article 4, Section (2) of EC regulation 2273/2003 (so-called Safe Harbor). Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Information on the programs is available in the Investor Relations section of QIAGEN’s website at www.qiagen.com.

2014 outlook

QIAGEN reaffirms its expectations to deliver higher adjusted net sales and adjusted earnings for the full year. For the full year, adjusted net sales are expected to rise approximately 4-5% CER, as sales growth of approximately 8-9% CER from the current business portfolio, as well as contributions from the bioinformatics acquisitions, exceed an adverse impact of up to approximately 4 percentage points from reduced sales of HPV products in the U.S. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.07-1.09 CER for 2014 compared to $1.02 per share in 2013 (including share-based compensation for both years as part of the new adjustment policy). For the third quarter of 2014, adjusted net sales are expected to rise approximately 4-5% CER, with adjusted diluted EPS of $0.26-0.27 CER compared to $0.26 in the year-ago quarter (under new adjustment policy). Based on current exchange rates, adjusted earnings for full-year 2014 are expected to be adversely affected by certain currency movements against the U.S. dollar, QIAGEN’s reporting currency. These expectations do not take into account any further acquisitions that could be completed in 2014.

	New adjustment policy (Includes SBC costs)	Share-based compensation (SBC) costs	Old adjustment policy (Excludes SBC costs)
Adjusted EPS full-year 2013 results	$1.02	$0.12	$1.14
Adjusted EPS full-year 2014 guidance	~$1.07-1.09 CER	~$0.14 CER	~$1.21-1.23 CER

Adjusted EPS Q3 2013 results	$0.26	$0.02	$0.28
Adjusted EPS Q3 2014 guidance	~$0.26-0.27 CER	~$0.03 CER	~$0.29-0.30 CER

Use of adjusted results

QIAGEN reports adjusted results, as well as results considered on a constant exchange rate basis, and other non-U.S. GAAP figures, to give additional insight into its financial performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release. QIAGEN has implemented two changes to its presentation of adjusted results starting with results for the first quarter of 2014. Share-based compensation is included as a cost in adjusted results. Information on share-based compensation continues to be disclosed in QIAGEN’s regulatory filings and annual reports. Restructuring costs are also only adjusted for those involving business integration and acquisition-related activities.

Conference call and webcast details

Information on QIAGEN’s performance will be presented during a conference call on Wednesday, July 30, 2014, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/About-Us/Investors/Events-and-Presentations/Conference-Calls, and a webcast will be available at this website. A replay will also be made available on this website.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of June 30, 2014, QIAGEN employed approximately 4,200 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Investor Relations:	Public Relations:
John Gilardi	Dr. Thomas Theuringer
Vice President Corporate Communications	Director Public Relations
+49 2103 29 11711	+49 2103 29 11826
+1 240 686 2222	+1 240 686 7425

Email: ir@qiagen.com	Email: pr@qiagen.com
www.qiagen.com/About-Us/Investors/
www.qiagen.com/About-Us/Press-and-Media/
www.twitter.com/qiagen

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Three months ended
	June 30,
(In $ thousands, except per share data)	2014	2013
Net sales	330,837	315,212
Cost of sales	114,968	146,297
Gross profit	215,869	168,915
Operating expenses:
Research and development	37,909	33,639
Sales and marketing	92,817	91,296
General and administrative, restructuring, integration and other	28,104	69,132
Acquisition-related intangible amortization	9,347	9,009
Total operating expenses	168,177	203,076
Income (loss) from operations	47,692	(34,161)
Other income (expense):
Interest income	831	413
Interest expense	(10,525)	(7,807)
Other income (expense), net	1,187	(5,099)
Total other expense, net	(8,507)	(12,493)
Income (loss) before income taxes	39,185	(46,654)
Income taxes	6,130	5,083
Net income (loss)	33,055	(51,737)
Net income attributable to non-controlling interest	221	24
Net income (loss) attributable to the owners of QIAGEN N.V.	32,834	(51,761)

Diluted net income (loss) per common share attributable to the owners of QIAGEN N.V.	$0.14	$(0.22)
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.25	$0.24

Diluted shares used in computing diluted net income per common share	240,640	234,074

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Six months ended
	June 30,
(In $ thousands, except per share data)	2014	2013
Net sales	647,910	618,788
Cost of sales	221,923	249,861
Gross profit	425,987	368,927
Operating expenses:
Research and development	78,245	67,939
Sales and marketing	184,190	180,873
General and administrative, restructuring, integration and other	54,895	108,092
Acquisition-related intangible amortization	18,662	17,113
Total operating expenses	335,992	374,017
Income (loss) from operations	89,995	(5,090)
Other income (expense):
Interest income	1,841	1,271
Interest expense	(18,527)	(15,473)
Other expense, net	(6,285)	(4,582)
Total other expense, net	(22,971)	(18,784)
Income (loss) before income taxes	67,024	(23,874)
Income taxes	10,685	7,791
Net income (loss)	56,339	(31,665)
Net income attributable to non-controlling interest	237	113
Net income (loss) attributable to the owners of QIAGEN N.V.	56,102	(31,778)

Diluted net income (loss) per common share attributable to the owners of QIAGEN N.V.	$0.23	$(0.14)
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.47	$0.43

Diluted shares used in computing diluted net income per common share	241,798	233,699

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2014	December 31, 2013
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	418,934	330,303
Short-term investments	235,834	49,923
Accounts receivable, net	248,254	259,710
Income taxes receivable	49,527	46,874
Inventories, net	135,779	128,097
Prepaid expenses and other current assets	79,671	66,290
Deferred income taxes	32,861	39,692
Total current assets	1,200,860	920,889
Long-term assets:
Property, plant and equipment, net	460,857	445,044
Goodwill	1,882,468	1,855,691
Intangible assets, net	768,054	790,405
Deferred income taxes	5,528	5,081
Other long-term assets	245,829	71,282
Total long-term assets	3,362,736	3,167,503
Total assets	4,563,596	4,088,392
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	410	207
Accounts payable	44,183	50,869
Accrued and other current liabilities	198,202	245,236
Income taxes payable	50,303	38,131
Deferred income taxes	2,652	2,595
Total current liabilities	295,750	337,038
Long-term liabilities:
Long-term debt, net of current portion	1,174,953	845,276
Deferred income taxes	129,640	143,760
Other long-term liabilities	208,476	38,447
Total long-term liabilities	1,513,069	1,027,483
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares issued - 239,707 shares in 2014 and in 2013	2,812	2,812
Additional paid-in capital	1,801,491	1,777,894
Retained earnings	1,079,250	1,054,431
Accumulated other comprehensive income (loss)	13,067	(4,192)
Less treasury shares at cost - 7,038 and 5,817 shares in 2014 and in 2013, respectively	(150,853)	(116,613)
Total equity attributable to the owners of QIAGEN N.V.	2,745,767	2,714,332
Non-controlling interest	9,010	9,539
Total equity	2,754,777	2,723,871
Total liabilities and equity	4,563,596	4,088,392

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended June 30, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	330.8	215.9	47.7	39.2	(6.1)	32.8	$0.14
Adjustments:
Business integration and acquisition-related items	0.4	0.3	3.4	3.5	(1.2)	2.3	0.01
Purchased intangibles amortization	—	20.7	30.1	30.1	(10.0)	20.1	0.08
Non-cash interest expense charges	—	—	—	4.7	—	4.7	0.02
Other non-recurring income and expense	—	—	—	1.0	—	1.0	—
Total adjustments	0.4	21.0	33.5	39.3	(11.2)	28.1	0.11
Adjusted results	331.2	236.9	81.2	78.5	(17.3)	60.9	$0.25

Three months ended June 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (loss) Income	Pre-tax (loss) Income	Income Tax	Net (loss) Income	Diluted EPS
Reported results	315.2	168.9	(34.2)	(46.7)	(5.1)	(51.8)	$(0.22)
Adjustments:
Business integration, acquisition-related and restructuring items	1.2	33.9	79.0	90.9	(3.0)	87.9	0.37
Purchased intangibles amortization	—	19.7	28.7	28.7	(10.1)	18.6	0.08
Other non-recurring income and expense	—	—	—	0.1	1.3	1.4	0.01
Total adjustments	1.2	53.6	107.7	119.7	(11.8)	107.9	0.46
Adjusted results	316.4	222.5	73.5	73.0	(16.9)	56.1	$0.24

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Six months ended June 30, 2014
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating income	Pre-tax income	Income Tax	Net income	Diluted EPS
Reported results	647.9	426.0	90.0	67.0	(10.7)	56.1	$0.23
Adjustments:
Business integration, acquisition related and restructuring items	0.7	(0.3)	6.3	6.4	(2.1)	4.3	0.02
Purchased intangibles amortization	—	41.0	59.7	59.7	(19.9)	39.8	0.16
Non-cash interest expense charges	—	—	—	5.2	—	5.2	0.02
Other non-recurring income and expense	—	—	—	9.3	—	9.3	0.04
Total adjustments	0.7	40.7	66.0	80.6	(22.0)	58.6	0.24
Adjusted results	648.6	466.7	156.0	147.6	(32.7)	114.7	$0.47

 Six months ended June 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (loss) Income	Pre-tax (loss) Income	Income Tax	Net (loss) Income	Diluted EPS
Reported results	618.8	368.9	(5.1)	(24.0)	(7.8)	(31.8)	$(0.14)
Adjustments:
Business integration, acquisition related and restructuring items	1.2	34.3	93.6	105.6	(7.2)	98.4	0.41
Purchased intangible amortization	—	37.7	54.8	54.8	(18.6)	36.2	0.15
Other non-recurring income and expense	—	—	—	0.1	1.3	1.4	0.01
Total adjustments	1.2	72.0	148.4	160.5	(24.5)	136.0	0.57
Adjusted results	620.0	440.9	143.3	136.5	(32.3)	104.2	$0.43

Tables may contain rounding differences